February 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-1 (Registration No. 333-234032)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as underwriter for the referenced offering, hereby concurs in the request by Phio Pharmaceuticals Corp. that the effective date of the above-referenced registration statement be accelerated to 9:00 a.m. (Eastern Time), or as soon as practicable thereafter, on February 11, 2020 pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name: Edward D. Silvera Title: Chief Operating Officer